Exhibit 99.1

ANNOUNCEMENT

Pursuant to CVM Instruction 358 of January 3, 2002, Perdigão S.A. announces that discussions have recommenced with Sadia S.A. with a view to the feasibility of an association between the two companies.

Further, we wish to notify that no document of a legal nature has been signed preliminary to  this new round of discussions. We would add that no time frame has been set for concluding these discussions and such should not be understood by the market as representing any kind of commitment on the part Perdigão S.A. in relation to the finalization of the association between the companies.

Perdigão S.A. will make an appropriate and immediate announcement to the market on any definitive fact arising out of the discussions.

São Paulo(SP), April 24 2009

Leopoldo Viriato Saboya

CFO and IR Officer

Perdigão S.A.